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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Pinnacle Airlines Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
723443107
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 9 PAGES

CUSIP No. 723443107

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A) Limited, MFC Global Investment Management (U.S.), LLC and Elliott & Page Limited

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9 above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

PAGE 2 OF 9 PAGES

CUSIP No. 723443107

1	NAME OF REPORTING PERSON MFC Global Investment Management (U.S.A.) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 8,256
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,256
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,256
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.04%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

PAGE 3 OF 9 PAGES

CUSIP No. 723443107

1	NAME OF REPORTING PERSON MFC Global Investment Management (U.S.), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 1,330,245
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,330,245
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,245
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.51%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

PAGE 4 OF 9 PAGES

CUSIP No. 723443107

1	NAME OF REPORTING PERSON Elliott & Page Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 2,285
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,285
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,285
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

PAGE 5 OF 9 PAGES

Item 1(a)	Name of Issuer:
Pinnacle Airlines Corp.

Item 1(b)	Address of Issuer's Principal Executive Offices:
1689 Nonconnah Boulevard, Suite 111
Memphis, Tennessee 38132

Item 2(a)	Name of Person Filing:

This filing is made on behalf of Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiaries, MFC Global Investment Management (U.S.A.) Limited (“MFC Global (U.S.A.)”), MFC Global Investment Management (U.S.), LLC (“MFC Global (U.S.)”) and Elliott & Page Limited (“E&P”).

Item 2(b)	Address of Principal Business Office:

The principal business offices of MFC, MFC Global (U.S.A.) and E&P are located at 200 Bloor Street, East, Toronto, Ontario, Canada, M4W 1E5.

The principal business office of  MFC Global (U.S.) is located at 101 Huntington Street, Boston, Massachusetts 02199.

Item 2(c)	Citizenship:

MFC, MFC Global (U.S.A.) and E&P are organized and exist under the laws of Canada.

MFC Global (U.S.) is organized and exists under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
723443107

Item 3	If this statement is being filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:	(g) (X)	a parent holding company in accordance with
§240.13d-1(b)(1)(ii)(G).

MFC Global (U.S.A.):	(e) (X)	an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

MFC Global (U.S.):	(e) (X)	an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

E&P:	(e) (X)	an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

Item 4	Ownership:

(a)

Amount Beneficially Owned: MFC Global (U.S.A.) has beneficial ownership of 8,256 shares of Common Stock, MFC Global (U.S.) has beneficial ownership of 1,330,245 shares of Common Stock and E&P has beneficial ownsership of 2,285 shares of Common Stock.  Through its parent-subsidiary relationship to MFC Global (U.S.A.), MFC Global (U.S.) and E&P, MFC may be deemed to have beneficial ownership of these same shares.

PAGE 6 OF 9 PAGES

(b)

Percent of Class: Of the 20,444,301 shares outstanding as of October 31, 2007, according to the issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2007, MFC Global (U.S.A.) held 0.04%, MFC Global (U.S.) held 6.51% and E&P held 0.01%.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote:

MFC Global (U.S.A.) , MFC Global (U.S.) and E&P each has sole power to vote or to direct the voting of the shares of Common Stock beneficially owned by each of them.

(ii)	shared power to vote or to direct the vote:

-0-

(iii)	sole power to dispose or to direct the disposition of:

MFC Global (U.S.A.) , MFC Global (U.S.) and E&P each has sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by each of them.

(iv)	shared power to dispose or to direct the disposition of:

-0-

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

PAGE 7 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:	/s/ Kenneth G. Pogrin
Name:	Kenneth G. Pogrin
Dated: January 25, 2008	Title:	Attorney in Fact*

MFC Global Investment Management (U.S.A) Limited

By:	/s/ Gordon R. Pansegrau
Name:	Gordon R. Pansegrau
Dated: January 25, 2008	Title:	General Counsel, Secretary and Chief Compilance Officer

MFC Global Investment Management (U.S.), LLC

By:	/s/ Francis V. Knox Jr.
Name:	Francis V. Knox Jr.
Dated: January 25, 2008	Title:	Vice President and Chief Compliance
Officer

Elliott & Page Limited

By:	/s/ Clive V. Anderson
Name:	Clive V. Anderson
Dated: January 25, 2008	Title:	General Counsel and Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 8 OF 9 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, MFC Global Investment Management (U.S.A) Limited, MFC Global Investment Management (U.S.), LLC and Elliott & Page Limited agree that the Schedule 13G to which this Agreement is attached, relating to the Common Stock of Pinnacle Airlines Corp., is filed on behalf of each of them.

Manulife Financial Corporation

By:	/s/ Kenneth G. Pogrin
Name:	Kenneth G. Pogrin
Dated: January 25, 2008	Title:	Attorney in Fact*

MFC Global Investment Management (U.S.A) Limited

By:	/s/ Gordon R. Pansegrau
Name:	Gordon R. Pansegrau
Dated: January 25, 2008	Title:	General Counsel, Secretary and Chief Compilance Officer

MFC Global Investment Management (U.S.), LLC

By:	/s/ Francis V. Knox Jr.
Name:	Francis V. Knox Jr.
Dated: January 25, 2008	Title:	Vice President and Chief Compliance
Officer

Elliott & Page Limited

By:	/s/ Clive V. Anderson
Name:	Clive V. Anderson
Dated: January 25, 2008	Title:	General Counsel and Secretary

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 9 OF 9 PAGES